UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66764

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/2020   AND ENDING 12/31/2020
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWBC Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9311 San Pedro Avenue, Suite 600
(No. and Street)

San Antonio   Texas   78216
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Muras (210)376-3481

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

106 Jefferson Street	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, John P. Tuohy _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWBC Investment Services, LLC _____ , as of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



MARSHULEE ANN GARZA
Notary Public, State of Texas
Comm. Expires 08-10-2023
Notary ID 126215111

_____
Notary Public

_____
Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

SWBC Investment Services, LLC
December 31, 2020
With Report of Independent
Registered Public Accounting Firm

SWBC Investment Services, LLC

Statement of Financial Condition

December 31, 2020

Contents

Facing Page and Oath or Affirmation



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of SWBC Investment Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of SWBC Investment Services, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2021

We have served as the Company's auditor since 2020.

PricewaterhouseCoopers LLP, 106 Jefferson, San Antonio Texas 78205
T: 210 332 6540, www.pwc.com/us

SWBC Investment Services, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$ 1,152,940
Restricted cash	500,000
Securities owned, at fair value	64,992,573
Commissions receivable	197,834
Trading income receivable	517,418
Receivable from related parties	1,822,320
Property and equipment, net	30,389
Other assets	115,160
Total assets	$ 69,328,634

Liabilities and Member's equity

Liabilities

Securities sold, not yet purchased	$ 2,039,043
Payable to clearing firm	46,633,781
Accounts payable and accrued expenses	374,870
Accrued compensation expenses	4,177,207
Commissions and administrative fees payable	3,217,526
Payable to related parties	500,683
Total liabilities	56,943,110
Member's equity	12,385,524
Total liabilities and Member's equity	$ 69,328,634

The accompanying notes form an integral part of the Statement of Financial Condition.

1. Reporting Entity and Nature of Operations

SWBC Investment Services, LLC (the Company) is a single member limited liability company organized in the state of Texas. The Company's single member is Southwest Business Corporation (SWBC or the Member). The Company operates as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934, whose primary business is executing general securities transactions on behalf of clients. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transaction directly to the appropriate company/sponsor. The Company also engages in proprietary trading of fixed income securities, primarily U.S. municipal bonds, and brokered certificates of deposit from U.S. financial institutions.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to regulation under the United States Securities and Exchange Commission (SEC) and FINRA. The Company claims exemption from SEC Rule 15c3-3 under section k(2)(ii). The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit membership corporation designed to protect, up to specified amounts, customers' cash and securities.

The Company operates under a clearing agreement with National Financial Services, LLC (National Financial), whereby National Financial maintains the Company's customer accounts on a fully disclosed basis. The Company does not hold customer cash or securities in connection with these customer transactions.

2. Summary of Significant Accounting Policies

Use of estimates in Statement of Financial Condition presentation

The accompanying Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

Cash and cash equivalents consist of interest-bearing and non-interest-bearing deposit accounts with financial institutions with original maturities of three months or less that are not held for sale in the ordinary course of business.

Restricted cash

Restricted cash consists of a required cash balance for a contractual escrow deposit in accordance with the clearing agreement at National Financial. As of December 31, 2020, the restricted balance totaled $500,000.

Securities owned

Securities owned are valued at estimated fair value. The Company intends to hold these securities for a short period of time, typically less than 30 days. See Note 3 – Fair Value.

Commissions receivable

Commissions receivable is primarily comprised of revenue related to brokerage commissions and sales concessions due to the Company from various third parties. Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Receivables from contracts with customers of $197,834, as of December 31, 2020, are reported in Commissions receivable on the Statement of Financial Condition.

Trading income receivable

Trading income receivable consists of trading gains and the interest earned from trade transactions that have not been received from National Financial.

2. Summary of Significant Accounting Policies (continued)

Allowance for credit losses

The Company continually monitors collections and payments from its clients and maintains an allowance for credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data, as applicable. Careful analysis of the financial condition of our counterparties is also performed. If determined uncollectible, aged balances are written off as credit loss expenses. Based on the Company's assessment as of December 31, 2020 and for the year then ended, the allowance for credit losses was not material. Related to Trading income receivable, management tracks credit quality trends related to past due levels, which were current at December 31, 2020.

Related parties

SWBC provides certain services to the Company and the Company provides certain services to an affiliated SWBC subsidiary in accordance with a cost sharing agreement. Related party receivables and payables are presented on a net basis by affiliated entity. See Note 5 - Related-Party Transactions.

2. Summary of Significant Accounting Policies (continued)

Property and equipment, net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset.

The Company reviews the carrying value of property and equipment for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of the asset. The factors considered by management in performing this assessment include current operating results, trends and prospects, the effects of obsolescence and other economic factors. Based on this assessment, there was no impairment at December 31, 2020.

Securities sold, not yet purchased

Securities sold, not yet purchased represents the Company's obligation to deliver the specified security at the contracted price, and thereby creates a liability to purchase the security in the market at prevailing rates. The Company intends to hold these securities for a short period of time, typically less than 30 days.

Payable to clearing firm

The Company has an agreement with National Financial that allows the Company to trade securities on margin using the securities as collateral. The margin account bears interest at the prevailing Targeted Fed Funds rate plus 90 basis points. At December 31, 2020, the margin payable to National Financial totaled $46,633,781.

2. Summary of Significant Accounting Policies (continued)

Accrued compensation expenses

Certain employees of the Company participate in The Executive Nonqualified Excess Plan of Southwest Business Corporation (NQDC Plan) which provides the opportunity for eligible employees to defer compensation in excess of qualified retirement plan limits on a pre-tax basis and accumulate tax-deferred earnings. The NQDC Plan stipulates eligible compensation and deferral limits and qualifying distribution events, as well as special death benefits. The liability for the NQDC Plan, which is included in Accrued compensation expenses, was $3,975,331 at December 31, 2020.

Commissions and administrative fees payable

Commissions and administrative fees payable represents brokerage commissions and sales concessions due to Company employees and third party financial institutions under revenue sharing agreements.

Federal and state income taxes

There is no federal income tax liability included in the Statement of Financial Condition, as the Company is a single member limited liability company. As such, the Company is a disregarded entity for federal tax purposes as SWBC is responsible for reporting all federal taxes due. A state tax liability is only recognized for those states that do not recognize the federal treatment of single member limited liability companies. At December 31, 2020, the Company has a state tax payable of $13,000 reflected in Accounts payable and accrued expenses on the accompanying Statement of Financial Condition.

SWBC Investment Services, LLC

Notes to Statement of Financial Condition

December 31, 2020

3. Fair Value

All U.S. municipal debt and other securities held by the Company are recorded at fair value. The Company utilizes a recognized independent pricing service as the primary pricing source for all of the Company's Securities owned and Securities purchased, not yet sold transactions. The Company does not adjust prices received from third parties.

The fair value of all the Company's other financial assets and financial liabilities approximates the carrying amounts of such instruments due to their short maturities.

The requirements of fair value measurements and disclosures apply to all financial instruments and all nonfinancial assets and nonfinancial liabilities that are being measured and reported on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurements and disclosures also establish a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels:

- Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 Inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 Inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

SWBC Investment Services, LLC

Notes to Statement of Financial Condition

December 31, 2020

3. Fair Value (continued)

<u>Securities Owned and Securities Sold, Not Yet Purchased</u>

Securities classified as Level 1 securities consist of financial instruments whose values are based on quoted market prices in active markets such as marketable equity securities and U.S. government obligations in U.S. treasury securities.

Securities classified as Level 2 securities primarily consist of U.S. municipal debt securities and money market instruments whose values are based on evaluated prices. Evaluated prices are market-based measurements that are processed through a rules based pricing application and represent a good faith determination as to what the holder may receive in an orderly transaction under current market conditions. Market-based measurements may be derived from various sources, including, but not limited to, benchmark yields, reported trades, dealer estimates, issuer spreads, benchmark securities, bids, offers and other market-related data. Because many securities do not trade on a daily basis, the pricing application uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing to determine evaluated pricing for individual securities

The following table summarizes the Company's fair value hierarchy:

	December 31, 2020		
	Level 1	Level 2	Level 3
Assets			
Securities owned:			
U.S. municipal debt securities	$ –	$ 51,687,484	$ –
Money market instruments	–	13,238,442	–
Asset backed securities	–	46,354	–
Marketable equity security	20,293	–	–
	$ 20,293	$ 64,972,280	$ –
Liabilities			
Securities sold, not yet purchased:			
U.S. treasury securities	$ 2,001,703	$ –	$ –
U.S. municipal debt securities	–	18,240	–
Corporate obligations	–	19,100	–
	$ 2,001,703	$ 37,340	$ –

4. Property and Equipment

Property and equipment consist of the following:

	Useful Life	December 31, 2020
Furniture, fixtures and equipment	3-10 years	$ 277,164
Software	3-6 years	46,725
Leasehold improvements	3-7 years	136,450
		460,339
Less accumulated depreciation and amortization		(429,950)
		$ 30,389

5. Related-Party Transactions

The Company maintains a cost sharing agreement with SWBC and an affiliated SWBC subsidiary. The cost sharing agreement covers such services as IT operations, employee payroll and benefit processing, facilities, financial operations, and other allocated services, which are based on actual usage. The Company uses intercompany payable and receivable accounts with SWBC and the affiliated subsidiary to reflect the activity.

The Company maintains a $10,000,000 Revolving Credit Facility Agreement (the Agreement) with SWBC to fund the trading and holding of inventory in certain securities. Interest is payable at *Wall Street Journal* prime plus 1%. The Agreement expires in October 2021 and automatically renews annually under the same terms. At December 31, 2020, the Company had no borrowings outstanding under the Agreement.

6. Commitments, Contingencies and Credit Risks

The Company is party to claims and legal proceedings arising in the ordinary course of business. The Company believes it is unlikely the final outcome of claims or any proceedings to which the Company is a party would have a material adverse effect on its Statement of Financial Condition.

The Company's customer accounts are carried by National Financial. All execution and clearing services are also performed by National Financial. The agreement between the Company and National Financial stipulates that all losses resulting from the Company's inability to fulfill its contractual obligations are the responsibility of the Company. The Company's maximum exposure under this arrangement is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss related to these general indemnifications to be remote.

6. Commitments, Contingencies and Credit Risks (continued)

The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Company has not experienced any losses in such accounts.

7. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company's minimum net capital requirement is the greater of $100,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $7,149,287, which was $6,597,934 in excess of its required net capital of $551,353. The Company's percentage of aggregate indebtedness to net capital was 115.68% at December 31, 2020.

8. Subsequent Events

The Company has evaluated subsequent events through February 26, 2021, the date the Statement of Financial Condition was available to be issued. The Company is not aware of any events occurring subsequent to December 31, 2020 that would have a material effect on its financial condition.